Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Start-up of production of the Tombua and Landana fields
Paris, September 9, 2009 — Total announces that the Tombua and Landana fields located 80 kilometres offshore Angola, operated by Chevron and in which Total owns a 20% interest, started crude oil production on 19 August 2009.
The two fields located in Block 14 are expected to achieve peak production of 100,000 barrels per day in 2011. Recoverable resources for the two fields are estimated at 350 million barrels.
About the Tombua and Landana fields
The Tombua and Landana fields are located in 366 metres of water in Block 14. The 3.8 billion dollars project includes 46 wells and comprises a 474 metres compliant piled tower and sub-sea production facilities for the Tombua and Landana fields. The design will prevent any discharge of produced water and any routine gas flaring. The associated gas will be supplied to the Angola Liquefied Natural Gas project currently being constructed in Soyo, in which Total owns a 13.6% interest.
Block 14 is operated by Chevron (31%), alongside Total (20%), Sonangol P&P (20%), Eni (20%) and GALP (9%).
Total Exploration and Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 530,000 barrels oil equivalent per day (boe/d) in 2008, and its SEC* equity production amounted approximately 205,000 boe/d in 2008. This production comes essentially from Blocks 17, 0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under construction for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), a project under bidding process.
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block. Pre-development studies for a first production zone in the central south eastern portion of the block are underway.

In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The project is underway with production expected to begin in 2012.
In Angola, as in all countries where Total operates, the Group is committed to developing the Angolan oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” plan and technology transfer, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
*SEC: Security Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as recoverable resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.